3-1-02

5 7083

1-07952

Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

10

Report of Foreign Issuer

Pursuant to Rule 13a-17 or 15d-17 of

the Securities Exchange Act of 1934

For the month of March 2002

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

02024877

PROCESSED

APR 09 2002

THOMSON FINANCIAL

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

Hideki Ishida

Managing Director

General Manager of

Business Systems Administration Group

Date: March 6, 2002

March 6, 2002

Securities and Exchange Commission

500 North Capital Street
Washington, D.C. 20549
U.S.A.

Subject: Year-end Dividend Information

Dear Sirs:

Pursuant to the Company's Listing Agreement and NYSE Manual Section A.3., we hereby furnish the following information relating to the proposed payment of a cash dividend on the Company's Common Stock (par value ¥50 per share) and American Depositary Shares (ADS) representing such:

1. The date of declaration of the year-end dividend:
   In the end of April 2002.

2. The per share amount of the year-end dividend:
   Estimated ¥30.00 (Japanese yen) per share (common stock), and ¥30.00 (Japanese yen) per ADS.

3. The date of record for determination of holders entitled to receive the year-end dividend:
   March 31, 2002

   The year end-end dividend shall become due and payable on expiration of the General Meeting of shareholders of the Company to be held at the end of June 2002 in which the payment will be decided. It is anticipated that holders of the ADS will receive the payments around the end of June 2002.

4. Payment date:
   To be commenced from the end of June 2002.

Very truly yours,

KYOCERA CORPORATION

Hideki Ishida
Managing Director
General Manager of
Business Systems Administration Group

HI/cm